GoodHaven Funds Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

March 29, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4644

Re:	Form N-1A Registration Statement for GoodHaven Funds Trust (the "Trust"); Pre-Effective Amendment No. 3 (File Nos. 333-208929 and 811-23127)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests that Pre‑Effective Amendment No. 3 to the above referenced Registration Statement, which was filed via EDGAR on March 28, 2016, be accelerated and declared effective on March 29, 2016 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Trust's request for accelerated effectiveness of the above-referenced Registration Statement, the Trust hereby acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff thereof (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOODHAVEN FUNDS TRUST

    By:      /s/ Larry Pitkowsky
Larry Pitkowsky, President

Quasar Distributors, LLC
615 E. Michigan Street
Milwaukee, WI 53202

March 29, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4644

Re:	Form N-1A Registration Statement for GoodHaven Funds Trust (the "Trust"); Pre-Effective Amendment No. 3 (File Nos. 333-208929 and 811-23127)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Trust, GoodHaven Funds Trust respectfully requests that Pre-Effective Amendment No. 3 to the above referenced Registration Statement, which was filed via EDGAR on March 28, 2016, be accelerated and declared effective on March 29, 2016, or as soon thereafter as is reasonably practicable.

QUASAR DISTRIBUTORS, LLC

By:	/s/ James Schoenike

Name:	James Schoenike

Title:	President